

To the Board of Directors of Comerica Inc:
When The Bank Was Healthy But The Board Got Scared

December 22, 2025



Disclaimer

This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of HoldCo Asset Management, LP (together with certain of its affiliates, "HoldCo" or "we") as of the date hereof with respect to Comerica Incorporated ("Comerica," "CMA" or the "Company"), including with respect to its proposed merger with Fifth Third Bancorp. HoldCo reserves the right to change or modify any of its opinions expressed herein at any time and for any reason and expressly disclaims any obligation to correct, update or revise the information contained herein or to otherwise provide any additional materials.

The information contained herein is based on publicly available information with respect to the Company, including filings made by the Company with the Securities and Exchange Commission (the "SEC") and other sources, as well as HoldCo's analysis of such publicly available information. HoldCo has relied upon and assumed, without independent verification, the accuracy and completeness of all data and information available from public sources, and no representation or warranty is made that any such data or information is accurate. HoldCo recognizes that the Company may possess confidential or otherwise non-public information that could lead it to disagree with HoldCo's views and/or conclusions and that could alter the opinions of HoldCo were such information known. HoldCo has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. No representation, warranty or undertaking, express or implied, is given as to the reliability, accuracy, fairness or completeness of the information or opinions contained herein, and HoldCo and each of its members, employees, representatives and agents expressly disclaim any liability which may arise from this presentation and any errors contained herein and/or omissions here from or from any use of the contents of this presentation.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security. Any offer or solicitation of any security in any entity organized, controlled or managed by HoldCo, or any other product or service offered by HoldCo, may only be made pursuant to a private placement memorandum, agreement of limited partnership, or similar or related documents (collectively, and as may be amended, restated or revised, the "Offering Documents"), which will contain important disclosures concerning actual or potential conflicts of interest and risk factors. Offering Documents will only be provided to qualified offerees and should be reviewed carefully and in their entirety by any such offerees prior to making or considering a decision to invest.

Except for the historical information contained herein, the information and opinions included in this presentation constitute forward-looking statements, including estimates and projections prepared with respect to, among other things, the Company's anticipated operating performance, the value of the Company's securities, debt or any related financial instruments that are based upon or relate to the value of securities of the Company (collectively, "Company securities"), general economic and market conditions and other future events. You should be aware that all forward-looking statements, estimates and projections are inherently uncertain and subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may differ materially from the information contained herein due to reasons that may or may not be foreseeable.

This presentation and any opinions expressed herein should in no way be viewed as advice on the merits of any decision with respect to the Company, Company securities or any transaction. This presentation is not (and may not be construed to be) legal, tax, investment, financial or other advice.

HoldCo intends to review its investments in the Company on a continuing basis and depending upon various factors, including without limitation, the Company's financial position and strategic direction, the outcome of any discussions with the Company, overall market conditions, other investment opportunities available to HoldCo, and the availability of Company securities at prices that would make the purchase or sale of Company securities desirable, HoldCo may from time to time (in the open market or in private transactions, including since the inception of HoldCo's position) buy, sell, cover, hedge or otherwise change the form or substance of any of its investments (including Company securities) to any degree in any manner permitted by law and expressly disclaims any obligation to notify others of any such changes. HoldCo also reserves the right to take any actions with respect to any of its investments in the Company as it may deem appropriate.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and HoldCo's use herein does not imply an affiliation with, or endorsement by, the owners of such service marks, trademarks and trade names.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. HoldCo is not asking for your proxy card and will not accept proxy cards if sent. HoldCo is not able to vote your proxy, nor does this communication contemplate such an event.



Why Would a Healthy Bank — In a Strong Macro Environment, Actively Seeking a Buyer, and Operating In The Most Favorable Regulatory Backdrop In Years — Push For The Fastest Merger Timeline We've Seen Since The GFC?

Number of Days from Initial Merger Discussion Until Execution of Merger Agreement[a]

Median of 73 Days

Large Bank Deals Since 2008[b]

HBAN-CADE (Oct-25)	117
FITB-CMA (Oct-25)	17
PNC-FirstBank (Sep-25)	67
PNFP-SNV (Jul-25)	98
UMPQ-COLB (Oct-21)	67
CFG-ISBC (Jul-21)	89
WBS-STL (Apr-21)	43
MTB-PBCT (Feb-21)	60
HBAN-TCF (Dec-20)	45
SSB-CSFL (Jan-20)	147
FHN-IBKC (Nov-19)	96
BBT-STI (Feb-19)	73
TCF-CHFC (Jan-19)	248
FITB-MBFI (May-18)	179
HBAN-FMER (Jan-16)	59
KEY-FNFG (Oct-15)	47
MTB-HCBK (Aug-12)	104

Distressed Acquisitions During The GFC[b]

PNC-NCC (Oct-08)	18
WFC-WB (Oct-08)	13
BAC-CFC (Jan-08)	56

FITB-CMA merger more closely resembles some large distressed bank acquisitions that took place during the GFC...

Source: Company SEC Filings and S&P Capital IQ Pro.

(a) Based on "Background of the Merger" section of S-4 for each deal. Days calculated/estimated by HoldCo from the date on which either i) the initial merger conversation began between the two parties which culminated in execution or ii) the sale/merger process commenced, until the date on which the merger agreement was executed. For BAC-CFC, deal beginning date is estimated as of 11/15/07 based on language "Beginning in mid-November 2007..."; For MTB-HCBK, deal beginning date is estimated as of 5/15/12 based on language "Also in May of 2012..."; For KEY-FNFG, deal beginning date is estimated as of 9/13/15 based on language "During the week of September 13, 2015..."; For SSB-CSFL, deal beginning date is estimated as of 8/31/19 based on language " In late August 2019..."; For CFG-ISBC, deal beginning date is estimated as of 4/30/21 based on language "In late April 2021..."; For PNC-FirstBank, deal beginning date is estimated as of 6/30/25 based on language "Between late June and early July 2025."

(b) Historical bank deals pulled using a 'SNL Mergers & Acquisitions' screen from S&P Capital IQ Pro based on following criteria: i) banks, savings banks/thrifts for deal type, ii) USA for geography, iii) both pending and completed for deal status. The list of the deals reflects deals announced since January 1, 2008, above $3bn in deal value. Deals with no S-4 available or involving foreign banks are excluded from the list (Mitsubishi UFJ Financial Group-UB, BMO-MI, COF-ING Bank, PNC-RBC Bank, CIT-IMB HoldCo, RY-CYN, CM-PVTB, PNC-BBVA, USB-MUFG, BMO-Bank of the West).



Because Just Four Days Ago — After We Prevailed In Court on Our Right To Discovery — You Nearly Doubled Your Description of The Merger Process...

On 12/18/25, you "voluntarily" added approx. 2,200 words to the previous 3,110 words in the "Background of the Mergers" section of your Registration Statement – an increase of 72% – while simultaneously implying that none of it was necessary or required

"It is important to establish that disclosure in the initial proxy statement was limited and did not provide shareholders with sufficient information... These key details were only disclosed in an amended proxy filing made on Dec. 18, 2025. In certain cases, staged disclosure of key information through supplemental filings could provide shareholders with a reason to question other aspects of a transaction... The dissident deserves credit for pushing the board to make these additional disclosures..."[a]

- ISS Special Situations Research (12/19/2025)

Background of the Mergers From Initial S-4 (11/5/25)

Background of the Mergers

In connection with Comerica's ongoing evaluation of its long-term prospects, Comerica's senior management and board of directors regularly assess Comerica's business objectives and strategies, in light of several factors, including the macroeconomic and banking industry climate and expectations, all with the goal of enhancing long-term value for Comerica's stockholders. As a part of this review, Comerica's senior management and board of directors consider and evaluate various strategic alternatives, including performance improvement, organic growth, capital allocation, acquisitions and business combination transactions.

Fifth Third's board of directors and senior management regularly evaluate Fifth Third's strategic course and discuss Fifth Third's strategic options, including organic and inorganic growth opportunities. From time to time, Fifth Third considers specific acquisitions if they will accelerate growth, are compatible with Fifth Third's business plans and culture and create the potential for meaningful financial rewards for Fifth Third's shareholders.

Over the years, Comerica's senior management and board of directors have had discussions with investment bankers and financial institutions, in an effort to maintain knowledge of the relevant market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to exploring a business combination with Comerica. These contacts have occurred through formal and informal meetings and telephone calls and impromptu meetings at investor conferences, banking industry conferences and social settings, and have been preliminary and exploratory in nature. Curtis C. Farmer, Chairman, President and Chief Executive Officer of Comerica, and Timothy N. Spence, Chairman, Chief Executive Officer and President of Fifth Third, have known each other for several years and have periodically discussed trends in the financial services industry and their respective companies. These prior discussions did not involve the possibility of Fifth Third acquiring or combining with Comerica.

Comerica's discussions became more focused following the period in 2023 when a number of regional banks experienced liquidity issues. Comerica's senior management and board of directors considered and reviewed the resulting impact of these issues on Comerica's business as well as the businesses of similarly situated regional banks, including the impact on various financial metrics. As part of this review, Comerica's senior management and board of directors considered a variety of strategic matters, including maintaining an awareness of the various strategic alternatives potentially available to Comerica, which included a merger, acquisition, sale, merger of equals or maintaining the status quo and held various exploratory conversations. Throughout 2024 and 2025, as part of this review and in light of these considerations, Comerica's board of directors remained apprised of the regional bank M&A environment and potential counterparties to a strategic transaction.

In the Summer of 2025, Comerica's board of directors held formal and informal meetings in which it reviewed Comerica's financial performance and discussed various strategic alternatives available to Comerica with Comerica's senior management. These meetings included discussion of the benefits of scale and diversification in the current and prospective environment in which Comerica operates, including in addressing economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally and the challenges facing Comerica as an independent institution. Based on these discussions, Comerica's board of directors authorized Comerica's senior management to begin to explore the potential for a business combination transaction with another financial institution and to solicit and engage in discussions with counterparties that might be interested in pursuing a potential strategic transaction.

Subsequent Disclosures From 8-K (12/18/25)

The Section entitled *"The Mergers—Background of the Mergers"* beginning on pg. 75 is amended and restated as follows:

In connection with Comerica's ongoing evaluation of its long-term prospects, Comerica's senior management and board of directors regularly assess Comerica's business objectives and strategies, in light of several factors, including the macroeconomic and banking industry climate and expectations, all with the goal of enhancing long-term value for Comerica's stockholders. As a part of this review, Comerica's senior management and board of directors consider and evaluate various strategic alternatives, including performance improvement, organic growth, capital allocation, acquisitions and business combination transactions.

Fifth Third's board of directors and senior management regularly evaluate Fifth Third's strategic course and discuss Fifth Third's strategic options, including organic and inorganic growth opportunities. From time to time, Fifth Third considers specific acquisitions if they will accelerate growth, are compatible with Fifth Third's business plans and culture and create the potential for meaningful financial rewards for Fifth Third's shareholders.

Over the years, Comerica's senior management and board of directors have had discussions with investment bankers and financial institutions, in an effort to maintain knowledge of the relevant market for business combinations and to gauge the potential interest level and suitability of various financial institutions with respect to exploring a business combination with Comerica. These contacts have occurred through formal and informal meetings and telephone calls and impromptu meetings at investor conferences, banking industry conferences and social settings, and have been preliminary and exploratory in nature. Curtis C. Farmer, Chairman, President and Chief Executive Officer of Comerica, and Timothy N. Spence, Chairman, Chief Executive Officer and President of Fifth Third, have known each other for several years and have periodically discussed trends in the financial services industry and their respective companies. These prior discussions did not involve the possibility of Fifth Third acquiring or combining with Comerica.

Comerica's ~~discussions~~ strategic board reviews became more focused following the period in 2023 when a number of regional banks experienced liquidity issues. Comerica's senior management and board of directors considered and reviewed the resulting impact of these issues on Comerica's business as well as the businesses of similarly situated regional banks, including the impact on various financial metrics. As part of this review, Comerica's senior management and board of directors considered a variety of strategic matters, including maintaining an awareness of the various strategic alternatives potentially available to Comerica, which included a merger, acquisition, sale, merger of equals or maintaining the status quo, and held various exploratory conversations. Throughout 2024 and 2025, as part of this review and in light of these considerations, Comerica's board of directors remained apprised of the regional bank M&A environment and potential counterparties to a strategic transaction.

Over the course of 2025, there was occasional market speculation regarding potential strategic transactions involving Comerica, including based on a perceived improved regulatory climate for regional bank mergers. During Comerica's earnings call for the Second Quarter of 2025, industry analysts asked questions about Comerica's prospects and strategic options, including whether "Comerica has continued to earn the right to remain independent." During this July 18, 2025 call, Mr. Farmer stated: "It feels like that maybe there's a more favorable regulatory environment around M&A. And as the noise settles down, some around economic certainty, geopolitical certainty, etc, I think it is likely that you're probably going to see a bit more M&A than we've seen previously. And it just continues to factor into what we think about overall, whether we'd be an acquirer or continue to pursue our organic growth or whether we'd ever entertain something from a third party." Following this call, there was increased market speculation that Comerica could pursue a strategic transaction.

Source: Company SEC Filings, S-4 filing (11/5/2025) and 8-K filing (12/18/2025).

(a) Emphasis added. Permission to quote ISS neither sought nor obtained.



...And These New Disclosures Make Clear To Us That You Prioritized Speed of Execution Over Value or Process — and That Fifth Third's Willingness To Break Industry Norms and Move Faster Than Any Major Bank Deal Since The GFC Was Apparently Its Key Selling Point.

Not fast enough for CMA's board

"On September 16, 2025, the Chief Executive Officer of Financial Institution A met in person with Mr. Farmer…[and] verbally proposed to Mr. Farmer…a range between $78 and $82 per share. [The CEO] also expressed to Mr. Farmer…that it would potentially be interested in contemplating entering into a transaction in the first quarter of 2026."



"Mr. Farmer indicated that this preliminary proposal was unlikely to be attractive to the Comerica board of directors."

Likely in response to Farmer communicating the need to move faster, Institution A bids against itself and comes back with a much faster timeline, and an even higher price

"Thereafter, on September 17, 2025, the Chief Executive Officer of Financial Institution A called Mr. Farmer and verbally communicated a revised proposal to merge with Comerica in an all-stock transaction that could potentially be entered into in Fourth Quarter of 2025 and at an increased indicative pricing level within a range between $80 and $84 per share…"



"Following…receipt of Financial Institution A's proposals, the Comerica board of directors… provided their views on the discussions with Financial Institution A, including…the level of due diligence Financial Institution A was likely to require…"

Even a 2-3 month diligence period seemed too long for CMA's board. Institution A never received a counteroffer — and was never even told CMA might enter into an agreement with another party

"The nonbinding written indication of interest [provided on September 22, 2025]…that Fifth Third could complete its due diligence in 2-3 weeks, with announcement of a transaction on or before its October 2025 earnings call."

"The Comerica board of directors also discussed the timing of the potential announcement, noting that coordination with scheduled earnings calls could be beneficial and advisable…"

Fifth Third clearly understood CMA wanted lightning speed — and was apparently rewarded for delivering it. After receiving this record-fast proposal, CMA clearly ran no meaningful process.

Source: Company SEC Filings, 8-K filing (12/18/2025).



The New Disclosures Also Apparently Show That Fifth Third Understood Early on That Signaling Its Intent To Generously Reward You and Your Conflicted Chairman[(a)] Would Strengthen Its Hand In The Negotiations.

> For Farmer and the Board, Fifth Third's offer was far more lucrative — and far better for their reputations — than Institution A's

Institution A Post-Closing Employment Offer

"…Mr. Farmer indicated that this preliminary proposal was unlikely to be attractive to the Comerica board of directors. In the course of this meeting, the Chief Executive Officer of **Financial Institution A also raised the possibility of a transitional post-closing employment role for Mr. Farmer** for a limited period of time to assist with integration and employee and customer retention in connection with the potential transaction."

FITB Post-Closing Employment Offer

"On September 23, 2025, Fifth Third submitted a nonbinding written indication of interest on the terms discussed between Mr. Spence and Mr. Farmer. The nonbinding written indication of interest **further provided that Mr. Farmer would remain with the organization as Vice Chair for a limited term following closing of the merger and join the Fifth Third board of directors upon retirement, that three current Comerica directors would join the Fifth Third board of directors at closing of the transaction**…"

Source: Company SEC Filings, S-4 filing (11/5/2025) and 8-K filing (12/18/2025).

(a) We refer to Mr. Farmer as the "Conflicted Chairman" because, in our view, he faces material conflicts of interest in evaluating and/or negotiating the CMA merger transaction — including change-of-control payments and potential post-transaction arrangements with Fifth Third, the merger partner — that may affect his incentives. Our assessment is based on publicly available disclosures. We make no allegation of wrongdoing.



More Importantly, The New Disclosures Show That You and Your Conflicted Chairman Made Speed a Critical Sticking Point — Even Though CMA Is a Healthy Bank In a Healthy Macro Environment, Not an Institution In Need of a GFC-Style Rescue.

*"The Comerica board of directors also discussed with management and its advisors … the associated risk… of a **protracted process** or extended period of speculation about Comerica's strategic decisions or continued independence."*

*"Comerica board of directors discussed in detail the counterparty's… **ability to execute and complete in a timely fashion**, a strategic combination."*

"Among the factors discussed with respect to each counterparty were… the resulting need for divestitures could present challenges and/or delays in obtaining regulatory approvals…"

*"The Comerica board of directors also **discussed the timing of the potential announcement**, noting that coordination with scheduled earnings calls could be beneficial and advisable in view of both speculation about Comerica and potential disclosure obligations depending upon the progress on discussions."*

Source: Company SEC Filings, 8-K filing (12/18/2025).

And While Obscured In Your Initial S-4, It Is Now Clear You Moved To Sell The Company Only After News of Our Potential Proxy Contest Hit The Tape Following Our Presentation — The Same Presentation That Called For Your Firing and Reportedly Sent CMA Executives Into a "Panic."

July 28th, 2025

HoldCo publishes Presentation & American Banker later reports: *"Comerica executives went into a panic during the summer after an activist investor group called HoldCo Asset Management demanded that the $78 billion-asset company pursue a transaction"*

> *"The dissident deserves credit for its campaign. To begin with, a review of the timeline suggests that the dissident's call for CMA to consider a sale and its intention to run a proxy fight may have been catalysts that prompted the board to evaluate a transaction… **All of this is to say that it appears the dissident's campaign pushed an underperforming bank to explore a sale,** which ultimately resulted in a transaction that benefits shareholders."[b]*
>
> - ISS Special Situations Research (12/19/2025)

September 2nd, 2025

Wall Street Journal reports: *"Activist Investor Pushing to Sell Comerica, Will Seek Board Seats"*[a]

THE WALL STREET JOURNAL
By Gina Heeb Follow and Ben Glickman Follow
Sept. 2, 2025 3:52 pm ET

Hedge fund HoldCo Asset Management has argued that Comerica should explore a sale after years of underperformance.

If Comerica doesn't pursue a sale, HoldCo expects to nominate around five directors to the company's 11-person board when the window opens, likely in December, according to people familiar with the matter. The investor's plans are fluid and could change.

HoldCo, which invests in banks, in July revealed a 1.8% stake in Comerica now worth roughly $160 million.

Comerica shares have underperformed a broader index of bank peers in recent years, falling by nearly 30% over the last seven years when the broader index is up. Chief Executive Curtis Farmer took over in April 2019.

September 9th, 2025

American Banker reports: *"Comerica, amid pressure to sell, makes case for independence"*

AMERICAN BANKER
By Allissa Kline September 09, 2025, 1:49 p.m. EDT

Forward look: HoldCo Asset Management, the activist investor, plans to move forward with a proxy battle in which it will nominate up to five directors to Comerica's board.

On Tuesday, HoldCo doubled down on its plans for a board fight. In a statement shared with American Banker, Vik Ghei, HoldCo's co-founder and co-chief investment officer, said: "We rarely run across people who question whether Comerica should be sold. The debate is almost always around whether Curtis Farmer will let it happen. And it's up to this 11-person board to put shareholders first. That's why we take our fight to the board."

September 11th, 2025

"Comerica's board of directors authorized Comerica's senior management to begin to explore the potential for a business combination transaction with another financial institution and to solicit and engage in discussions with counterparties that might be interested in pursuing a potential strategic transaction." – CMA 8-K Filing (12/18/2025)

Before this meeting — which took place two days after HoldCo first publicly commented on its potential proxy contest and nine days after the WSJ broke the news — the Board had held no discussions about seeking a buyer

Source: To The Board of Directors of Comerica Inc.: We Echo Mayo – If Not Now, Then When? (7/28/2025); American Banker, Comerica said no to Regions before Fifth Third deal: Sources (11/18/2025); The Wall Street Journal, Activist Investor Pushing to Sell Comerica, Will Seek Board Seats (9/2/2025); American Banker, Comerica, amid pressure to sell, makes case for independence (9/9/2025); CMA, 8-K Filing (12/18/2025).
(a) HoldCo did not officially launch a proxy contest.
(b) Emphasis added. Permission to quote ISS neither sought nor obtained.



And Your New Disclosures Make Clear That Virtually Every Deal Discussion Was Conducted Alone and Unsupervised By Your Conflicted Chairman, Whose Interests Were Irreconcilably Compromised Because His Personal Outcome — and Financial Reward — Was Essentially Binary: Either The Deal Closed Before a New Board Could Be Elected and Remove Him, or It Didn't.

	Conflicted Chairman Curtis Farmer's Purported Compensation Package	
	Scenario #1: Sale to FITB	**Scenario #2:** Farmer Fired Before a Sale
Position	Vice Chairman; Board Member guaranteed for 10 years	Unemployed
Annual Compensation	$8.75MM	$0
CIC / Deferred Comp. Amount / Retirement Benefits	$10.625MM (Deferred Comp.) $22.8MM (Options/RSUs/PSUs)	$2MM in retirement benefits ($0 if "for cause")
Cash-Based Completion Award	$5.0MM	$0
Cash-Based Integration Award	$5.0MM	$0
Other Benefits	Executive Office, Administrative Support, Travel/Expense Benefits, Personal Use of Private Jet ($200K/year)	None
Total Est. Guaranteed Compensation	$63.3MM to $73.3MM	$0 to $2MM

Source: FITB/CMA S-4 Filing (11/5/2025), 8-K filing (12/18/2025).

Note: See the "Farmer Compensation Appendix" for the detailed assumptions underlying Scenario #1. The estimates shown here rely on ambiguous, incomplete, and often unclear S-4/8-K disclosures, requiring multiple modeling assumptions. Because the S-4/8-K fails to specify several key terms, these figures are highly uncertain and may be materially inaccurate.



So It's No Surprise The New Disclosures Show That Your Board and Advisors Were Seemingly Fixated on HoldCo's Potential Proxy Contest — and How To "Prepare" For It — Rather Than Seeking To Maximize Value For Shareholders. What Is Surprising To Us (and Undermines Your Credibility) Is That Your Initial S-4 Tried To Erase That Reality: It Didn't Mention HoldCo or The Proxy Contest Even Once.

"On July 28 and July 29, 2025, Comerica's board of directors held its regular quarterly board meeting… Discussions at the meeting included… investor matters, including the materials issued publicly on July 28, 2025 by HoldCo and Comerica's potential responses to and **preparation for a potential proxy campaign at its 2026 annual meeting***…"*

"Comerica's board of directors… again met on September 11, 2025… Following the discussion of the Comerica board of directors on potential strategic alternatives, representatives of **J.P. Morgan reviewed for the Comerica board of directors recent activity and public statements by HoldCo and early preparatory efforts for a proxy contest, if one were to materialize in 2026***."*

Source: Company SEC Filings, _8-K filing_ (12/18/2025).



Apparently, You Figured It Out: The Best Way To "Prepare" For a Contested Election Is To Make Sure It Never Happens.

FITB

10/5/2025
FITB/CMA S-4 Filing

"On October 5, 2025, Fifth Third and Comerica entered into an Agreement and Plan of Merger…"

March 2026
"Anticipated closing end of first quarter 2026"

- October 6, 2025 Merger Presentation

10/2025	11/2025	12/2025	1/2026	2/2026	3/2026	4/2026	5/2026	6/2026

Institution A

4Q 2025
CMA 8-K Filing

"Thereafter, on September 17, 2025, the Chief Executive Officer of Financial Institution A called Mr. Farmer and verbally communicated a revised proposal to merge with Comerica in an all-stock transaction that could potentially be entered into in Fourth Quarter of 2025…"

Financial Institution A's proposal could have delayed deal close by more than 2 months, potentially falling after the Annual Meeting

2026 Annual Meeting
Prior Annual Meetings:
4/29/2025,
4/23/2024,
4/25/2023

Possible deal close with Financial Institution A

Even the fastest non-distressed deal on record was barely expected to close before the likely proxy contest — had Institution A been the buyer, you likely would've missed the window

Source: FITB/CMA *S-4 Filing* (11/5/2025), *8-K filing* (12/18/2025), FITB, *A Partnership for Now and the Future* (10/6/2025).



Which Brings Us Back To The Question Everyone's Asking: Why Would a Healthy Bank — In a Strong Macro Environment, Actively Seeking a Buyer, and Facing The Most Favorable Regulatory Backdrop In Years — Run Headlong Into The Fastest Merger Timeline We've Seen Since The GFC? Now We Have The Answer.

And Now We Say to Thee:

Ask Not From Who You Ran;

You Ran From Me.



Appendix



Farmer Compensation Appendix

Mr. Farmer's Estimated Compensation Over 10 Years Assuming Sale To Fifth Third

($ in 000s)

Category	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Vice Chairman Employment Period[a]	8,750	-	-	-	-	-	-	-	-	-	8,750
Personal Use of Private Jet[b]	200	-	-	-	-	-	-	-	-	-	200
DC Amount[c]	10,625	-	-	-	-	-	-	-	-	-	10,625
Completion Award[d]	5,000	-	-	-	-	-	-	-	-	-	5,000
Integration Award[e]	5,000	-	-	-	-	-	-	-	-	-	5,000
Senior Advisory Fee[f]	-	8,750	-	-	-	-	-	-	-	-	8,750
Board Fee[g]	-	-	273	273	273	273	273	273	273	273	2,184
CMA Stock Options Assumed By FITB[h]	486	324	162	-	-	-	-	-	-	-	972
CMA RSU Awards Assumed By FITB[i]	3,676	2,451	1,225	-	-	-	-	-	-	-	7,353
CMA PSU Awards Assumed By FITB[j]	7,221	4,814	2,407	-	-	-	-	-	-	-	14,442
Low-End Total Est. Guaranteed Comp.[k]	**$40,958**	**$16,339**	**$4,067**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$63,276**
Plus: Tax Make-Whole[l]	10,020	-	-	-	-	-	-	-	-	-	10,020
High-End Total Est. Guaranteed Comp.	**$50,978**	**$16,339**	**$4,067**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$273**	**$73,296**

Source: FITB/CMA S-4 Filing (11/5/2025), 8-K filing (12/18/2025).

Note: The table reflects estimated amounts Farmer may receive over a 10-year period, based on an attempted interpretation of ambiguous S-4/8-K disclosures. Because the underlying disclosures are unclear, these estimates may be materially incorrect. Figures exclude all non-cash perks and benefits other than the disclosed $200,000 per year in personal jet usage. "Total Est. Guaranteed Compensation" reflects items that appear likely to be paid based on disclosed terms.

(a) According to the S-4 disclosure, Farmer will be paid $8.75 million for a one-year employment period as Vice Chairman.

(b) The S-4 initially did not make clear whether Farmer's personal-use jet allowance will continue beyond the initial one-year period. The subsequent 8-K mentioned Farmer's personal-use jet allowance will not extend beyond the one-year employment period.

(c) This analysis assumes the $10.625 million "DC Amount" is accrued in the first year. The S-4 states that it "will be paid in a lump sum following the termination of employment with Fifth Third," but does not clarify whether this refers to the end of the one-year Vice Chairman employment period or a later date (for example, after Farmer is no longer a consultant or board member).

(d) Under the S-4 disclosure, Farmer will receive a $5,000,000 cash-based completion award, payable at the effective time of the merger.

(e) Under the S-4 disclosure, Farmer is eligible for a $5,000,000 cash-based integration award, payable on the first anniversary of the effective date, subject to his continued employment through that date.

(f) Following the one-year employment period, Farmer will serve as a senior advisor for up to one year (or until the second anniversary of the effective date, if earlier). During this advisory period, he will receive an advisory fee of $8,750,000, plus an executive office, administrative support, and travel and expense benefits on terms no less favorable than those he received immediately prior to the effective date.

(g) The S-4 discloses that Farmer will be appointed to the boards of Fifth Third and Fifth Third Bank following the employment period and will be nominated for re-election annually until age 72. However, the S-4 initially did not specify whether he will receive separate board compensation, whether the Vice Chairman role affects board-member pay, or whether his $8.75 million annual employment/advisory compensation replaces standard board fees. The subsequent 8-K mentions "Once the advisory period has ended... Mr. Farmer will cease to receive the annual advisory fee, and will receive ordinary course director compensation," thus it is assumed that board fees are waived during the one-year employment period and the subsequent advisory year, and that for the following eight years he receives $273,000 per year, equal to the 2024 average Fifth Third director compensation (total) disclosed on pg. 39 of FITB's latest proxy.

(h) The S-4 states that all outstanding Comerica stock options—whether vested or unvested—will automatically convert into Fifth Third "Assumed Options," adjusted for the exchange ratio and otherwise subject to the same terms and conditions as the original awards. However, the S-4 does not clearly specify whether Farmer will retain his Comerica stock options following the merger, nor does it clearly identify which amounts (including the $660,930 figure shown in the change-in-control table) apply specifically to him or reflect only illustrative CIC valuation methodology. For purposes of this analysis, HoldCo calculates an updated figure based on CMA's stock price as of 12/19/2025 of $88.26 versus original figures based on a stock price of $79.24 in the S-4 (the average closing stock price of CMA over the first five business days following 10/6/2025). Additionally, it is assumed—solely for modeling—that Farmer's unvested options vest over three years (one-half in year one, one-third in year two, and one-sixth in year three). Given the ambiguity in the S-4, both the vesting assumptions, updated figure, and the inclusion of the option value itself may be materially incorrect.

(i) The S-4 provides that all outstanding Comerica RSU Awards (other than director RSUs), whether vested or unvested, will automatically convert into Fifth Third "Assumed RSU Awards," adjusted for the exchange ratio and otherwise subject to the same terms and conditions as the original awards. However, the S-4 does not clearly specify whether Farmer will retain his Comerica RSU Awards following the merger, nor does it disclose his specific vesting schedule. The S-4 CIC table reflects a Comerica RSU value of approximately $6.6 million, but it is unclear whether this amount applies to Farmer's ongoing awards or represents only CIC valuation methodology. For purposes of this analysis, HoldCo calculates an updated figure based on CMA's stock price as of 12/19/2025 of $88.26 versus original figures based on a stock price of $79.24 in the S-4 (the average closing stock price of CMA over the first five business days following 10/6/2025). Additionally, it is assumed—solely for modeling—that any unvested RSUs vest one-half in year one, one-third in year two, and one-sixth in year three; however, due to the ambiguity in the S-4, both the vesting assumptions, updated figure, and the inclusion of the RSU value itself may be materially incorrect.

(j) The S-4 provides that all outstanding Comerica PSU Awards, whether vested or unvested, will automatically convert into Fifth Third "Assumed RSU Awards," deemed earned based on the greater of target or actual performance through the latest practicable date prior to closing, adjusted for the exchange ratio, and otherwise subject to the same terms and conditions as the original awards (excluding performance-based vesting). However, the S-4 does not clearly specify whether Farmer will retain his Comerica PSU Awards following the merger, nor does it disclose his individual vesting schedule. The S-4 change-in-control table reflects a Comerica PSU value of approximately $13.0 million, but it is unclear whether this figure applies to Farmer's ongoing awards or reflects only CIC valuation methodology. For purposes of this analysis, HoldCo calculates an updated figure based on CMA's stock price as of 12/19/2025 of $88.26 versus original figures based on a stock price of $79.24 in the S-4 (the average closing stock price of CMA over the first five business days following 10/6/2025). Additionally, it is assumed—solely for modeling—that any unvested PSUs vest one-half in year one, one-third in year two, and one-sixth in year three; however, due to the ambiguity in the S-4, both the vesting assumptions, updated figure, and the inclusion of the PSU value itself may be materially incorrect.

(k) This line item aggregates all of the above "guaranteed" components over a 10-year period, which is used here as a modeling assumption based on the S-4/8-K disclosures that Farmer will be re-nominated to the board until age 72. Given the ambiguity and incomplete nature of the S-4/8-K, the underlying assumptions and resulting totals may be materially incorrect.

(l) The S-4 discloses that Farmer's CIC Agreement provides for a modified make-whole payment if change-in-control payments become subject to the excise tax under Section 4999 of the Code, but does not clearly indicate whether this tax reimbursement would apply if Farmer is not terminated post-merger and instead continues as Vice Chairman during the employment period, then as a senior advisor, and subsequently as a board member. Because the S-4 does not specify whether the make-whole would be payable under this non-termination scenario, this analysis treats the tax make-whole as potential—not guaranteed—compensation. The figure used is based on the amount shown in the S-4 CIC summary table; however, due to the ambiguity in the S-4, the applicability and amount of any tax make-whole payment may be materially incorrect.